Kellie Kim

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

May 10, 2024

Re:  YSMD, LLC

Offering Statement on Form 1-A

Post Qualification Amendment No. 8

Filed January 19, 2024

File No. 024-12008

Dear Ms. Kim:

We acknowledge receipt of comments in your letter of February 7, 2024 regarding the Offering Statement of YSMD, LLC (the “Company”), which we have set out below, together with our responses.

Post-Qualification Amendment No. 9 filed on May 9, 2024

19-21 Buttonwood LLC, Unaudited Financial Statements As of June 30, 2023 and December 31, 2022 and for the six months ended June 30, 2023, page F-38

Please tell us why you are unable to provide separate audited historical financial statements and unaudited interim financial statements for each of the underlying properties to be acquired by Series Buttonwood 19-3 and Series Buttonwood 21-2. We note your inclusion of the audited historical financial statements and unaudited interim financial statements of 19-21 Buttonwood which disclosure on page F-43 states was formed to own 19-21 Buttonwood Street, a 12-bedroom student housing property. We also note disclosure on page F-132 that states that Buttonwood owns six condo units, which unit 19-3 and unit 21-2 will be offering and acquired by two new series. Please tell us what properties are included in the 19-21 Buttonwood audited and unaudited financial statements and why you believe these financial statements are appropriate for inclusion in the filing.

Response: the company has now provided separate audited historical financial statements for each of the underlying properties to be acquired by Series Buttonwood 19-3 and Series Buttonwood 21-2

If you have additional comments or questions, please feel free to contact me at jill@crowdchecklaw.com.

Sincerely,

/s/ Jill Wallach

Jill Wallach

Counsel

CrowdCheck Law LLP

Cc:	Shannon Menjivar, Securities and Exchange Commission
Ruairi Regan, Securities and Exchange Commission
Pam Long, Securities and Exchange Commission
Qian Wang, YSMD, LLC

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